Exhibit 99.9

LinkedIn Post

We’re excited to share that we have entered into an agreement to be acquired by Merck KGaA, Darmstadt, Germany in an all-cash transaction with an enterprise value of $1.1 billion and an equity value of approximately $1.3 billion.

This milestone transaction is a testament to everything we have built together here at Silence. It follows potentially best-in-class Phase 2 polycythemia vera data for Divesiran and the important progress we have made advancing our pioneering siRNA pipeline. In @Merck Healthcare, we have found a new home for our innovative programs. In doing so, we are placing Divesiran with a company that has the scale, resources and commercial capabilities to accelerate its Phase 3 development and bring this potentially best-in-class siRNA therapy to patients in need.

We are confident that our agreement with Merck KGaA, Darmstadt, Germany delivers significant, immediate and certain value for shareholders and positions patients to benefit from our innovative programs.

You can read more about the announcement in our press release here [HYPERLINK].